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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                              ---------------------

                             CONCENTREX INCORPORATED
                            (Name of Subject Company)

                              JH ACQUISITION CORP.
                                       and
                             JOHN H. HARLAND COMPANY
                                   (Offerors)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    20589S105
                      (Cusip Number of Class of Securities)

                              JH ACQUISITION CORP.
                           C/O JOHN H. HARLAND COMPANY
                                2939 MILLER ROAD
                             DECATUR, GEORGIA 30035
                              ATTN: JOHN C. WALTERS
                            TELEPHONE: (770) 593-5617
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Offerors)

                              ---------------------

                                    Copy To:
                              ALAN J. PRINCE, ESQ.
                             MARK E. THOMPSON, ESQ.
                                 KING & SPALDING
                              191 PEACHTREE STREET
                           ATLANTA, GEORGIA 30303-1763
                            TELEPHONE: (404) 572-4600

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                            CALCULATION OF FILING FEE
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              TRANSACTION VALUATION                AMOUNT OF FILING FEE*
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                  $41,968,619                            $8,394
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*        For the purpose of calculating the fee only, this amount assumes the purchase


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         of 5,995,517 shares of common stock, no par value per share, of
         Concentrex Incorporated at $7.00 per share. Such number includes all outstanding shares as of July 17, 2000, and assumes the exercise of all in-the-money stock options to purchase shares of Common Stock which are outstanding as of such date.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $8,394        Filing Party:   John H. Harland Company
                                                         JH Acquisition Corp.
Form or Registration No.:  Schedule TO   Date Filed:     July 21, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.

         [ ]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                                                                    Page 2 of 13


         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on July 21, 2000, by John H. Harland Company, a Georgia corporation ("Harland"), and JH Acquisition Corp., an Oregon corporation and a wholly owned subsidiary of Harland (the "Offeror"). The Schedule TO relates to the offer by the Offeror to purchase all the outstanding shares of common stock, no par value (the "Shares"), of Concentrex Incorporated, an Oregon corporation ("Concentrex"), at a purchase price of $7.00 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the related offer to purchase dated July 21, 2000 (the "Offer to Purchase"), and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEMS 1 THROUGH 9, 11 and 12

         Items 1 through 9, 11 and 12 of the Schedule TO which incorporate by reference the information contained in the Offer to Purchase are hereby amended as follows:

         1. The first full paragraph on the cover page of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

                           "THE OFFER (THE "OFFER") IS BEING MADE IN CONNECTION
                  WITH THE AGREEMENT AND PLAN OF MERGER (THE "MERGER AGREEMENT"), DATED AS OF JULY 17, 2000, BY AND AMONG JOHN H. HARLAND COMPANY ("HARLAND"), JH ACQUISITION CORP. (THE "OFFEROR") AND CONCENTREX INCORPORATED ("CONCENTREX"). THE BOARD OF DIRECTORS OF CONCENTREX HAS APPROVED AND ADOPTED THE MERGER AGREEMENT REFERRED TO HEREIN AND THE TRANSACTIONS CONTEMPLATED THEREBY, APPROVED THE OFFER AND THE MERGER (AS DEFINED HEREIN) AND DETERMINED THAT THE TERMS OF THE OFFER AND MERGER ARE, IN ITS OPINION, FAIR TO AND IN THE BEST INTERESTS OF CONCENTREX'S STOCKHOLDERS AND RECOMMENDS THAT ALL STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES (AS DEFINED HEREIN) TO THE OFFEROR. FOR A DISCUSSION OF THE REASONS FOR THE RECOMMENDATION BY THE BOARD OF CONCENTREX, SEE
                  ITEM 4 OF THE SCHEDULE 14D-9 DELIVERED BY CONCENTREX."

         2. The first paragraph of the section of the Offer to Purchase entitled "Summary Term Sheet -- What are the Most Significant Conditions to the Offer?" on page 1 is hereby amended and restated to read in its entirety as follows:

                           "We are not obligated to purchase any shares that you
                  validly tender unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents, in the aggregate, at least a majority of the shares of Concentrex's common stock on a fully diluted basis. This amount is equal to approximately 54.12% of the shares issued and outstanding as of July 17, 2000."

         3. The section of the Offer to Purchase entitled "Summary Term Sheet -- What is the Total Amount of Funds that will be Required to Consummate the Proposed Transaction?" on page 3 is hereby amended and supplemented by adding the following:

                  "Of this amount, we expect approximately $45 million to be used to purchase outstanding shares pursuant to the offer and to cash out in-the-money options and convertible notes, approximately $83 million to be used to repay outstanding indebtedness and approximately $12 million to be used to pay fees, expenses and other obligations related to the offer and the merger."

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                                                                    Page 3 of 13


         4. The section of the Offer to Purchase entitled "Summary Term Sheet -- What does Concentrex's board of directors think of the tender offer and merger?" on page 3 is hereby amended and supplemented by adding the following:

                           "On July 14, 2000 the board of directors of
                  Concentrex determined that, in its opinion, the offer and the merger were fair to you and in your best interests.

                           Concentrex's board of directors recommends that you
                  accept the offer and tender your shares and/or vote to approve the merger. See "Introduction" and Section 12 ("Purpose of the Offer; the Merger; Plans for Concentrex"). For a discussion of the reasons for the recommendation by the board of Concentrex, see Item 4 of the Schedule 14d-9 delivered by Concentrex."

         5. The first paragraph of the section of the Offer to Purchase entitled "Introduction" on page 5 is hereby amended and supplemented by adding the following:

                  ""Net to the seller in cash, less any required withholding taxes" means that the only deduction from the Offer Price actually paid by the Offeror to the seller is for withholding taxes. Sellers, however, may be subject to additional taxes. See Section 5."

         6. The third paragraph of the section of the Offer to Purchase entitled "Introduction" on page 5 is hereby amended and supplemented by adding the following:


                           "THE BOARD OF DIRECTORS OF CONCENTREX (THE "BOARD OF
                  DIRECTORS") HAS APPROVED AND ADOPTED THE MERGER AGREEMENT (AS DEFINED HEREIN) AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (AS DEFINED HEREIN), AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE, IN ITS OPINION, FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF CONCENTREX, AND RECOMMENDS THAT ALL HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. FOR A DISCUSSION OF THE REASONS FOR THE RECOMMENDATION BY THE BOARD OF DIRECTORS, SEE ITEM 4 OF THE
                  SCHEDULE 14D-9 DELIVERED BY CONCENTREX."

         7. The section of the Offer to Purchase entitled "Introduction" on page 5 is hereby amended and supplemented by adding the following as a new sixth paragraph:

                           "Subject to applicable rules of the Commission (as
                  hereinafter defined), the Offeror expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares pending receipt of regulatory approvals specified in Section 16 or to comply in whole or in part with applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (as hereinafter defined). The Offeror will only accept for payment the Shares tendered pursuant to the Offer if all of the other conditions have been satisfied or waived prior to the expiration or termination of the Offer."

         8. The second full paragraph of the section of the Offer to Purchase entitled "Introduction" on page 6 is hereby amended and restated to read in its entirety as follows:

                           "In connection with the Merger Agreement, the Offeror
                  and Harland entered into Tender Agreements dated as of July 17, 2000

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                                                                    Page 4 of 13


                  (the "Tender Agreements"), with each of the following stockholders: Matthew W. Chapman, Chairman and Chief Executive Officer of Concentrex; Robert P. Chamness, Director, President and Chief Operating Officer of Concentrex; and Robert T. Jett, Director, Executive Vice President and Secretary of Concentrex (together, the "Tendering Stockholders"). Pursuant to the Tender Agreements, the Tendering Stockholders have agreed to tender an aggregate of 457,952 Shares owned by the Tendering Stockholders (the "Committed Shares") and have agreed to vote the Committed Shares in favor of the Merger and otherwise in the manner directed by the Offeror. The Committed Shares represent approximately 7.64% of the Shares that as of July 17, 2000 were issued and outstanding on a fully diluted basis (assuming the exercise of all "in-the-money" stock options). The Merger Agreement and the Tender Agreements are more fully described in Section 11."

         9. The fourth full paragraph of the section of the Offer to Purchase entitled "Introduction" on page 6 is hereby amended and restated to read in its entirety as follows:

                           "Concentrex has represented to Harland that, as of
                  July 17, 2000, there were (i) 5,538,661 Shares issued and outstanding and (ii) an estimated 456,856 Shares reserved for issuance upon the exercise of outstanding "in-the-money" stock options. Based upon the foregoing, the Offeror believes that approximately 2,997,759 Shares constitute a majority of the outstanding Shares on a fully diluted basis. This represents approximately 54.12% of the Shares issued and outstanding as of July 17, 2000."

         10. The second full paragraph of the section of the Offer to Purchase entitled "Terms of the Offer; Expiration Date" on page 7 is hereby amended and supplemented by adding the following:

                  "Subject to applicable rules of the Commission, the Offeror expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares pending receipt of regulatory approvals specified in Section 16 or to comply in whole or in part with applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act. The Offeror will only accept for payment the Shares tendered pursuant to the Offer if all of the other conditions have been satisfied or waived prior to the expiration or termination of the Offer."

         11. The second full paragraph of the section of the Offer to Purchase entitled "Certain Information Concerning Concentrex" on pages 14 and 15 is hereby amended and restated to read in its entirety as follows:

                           "Certain Financial Projections for Concentrex. Prior
                  to entering into the Merger Agreement, Harland conducted a due diligence review of Concentrex and in connection with such review received certain non-public information provided by Concentrex, including certain projected financial information (the "Projections") for the years ended December 31, 2000 through 2002 and preliminary results for the three and six months ended June 30, 2000, each as set forth below. Concentrex does not in the ordinary course publicly disclose projections and the Projections were not prepared with a view to public disclosure. Accordingly, none of Concentrex, Harland or the Offeror intends to, and specifically declines any obligation to, update or otherwise revise the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even if any or all of the Projections are shown to be in error. Also, none of Concentrex, Harland or the Offeror intends to, and specifically declines any obligation to, update or revise the Projections to reflect changes in general economic or industry conditions. Concentrex has advised Harland and the Offeror that the Projections represent what Concentrex believes to be a reasonable estimate of Concentrex's future financial performance and reflect significant assumptions and subjective judgments by Concentrex's management regarding industry performance and general business and economic conditions. In particular, Concentrex assumed (a) a dramatic acceleration of product sales growth in excess of historical results, (b) that Concentrex would have sufficient cash flow to fund its operations and (c) that Concentrex's rate of profitability would increase in a manner consistent with revenue growth. The Projections do not give effect to the Offer or the potential combined operations of Harland and Concentrex. The Projections are set forth below in this Offer to Purchase for the limited purpose of giving the holders of the Shares access to the material financial projections prepared by Concentrex's management that were made available to Harland and the Offeror in connection with the Merger Agreement and the Offer.

                           HARLAND AND THE OFFEROR, AFTER DISCUSSIONS WITH
                  CONCENTREX, BELIEVE THAT THE PROJECTIONS WOULD NOT BE ATTAINABLE FOR CONCENTREX ON A STAND-ALONE BASIS. Based on the year-to-date results of Concentrex which were reviewed by Harland, as well as Harland's assessment of the sustainability of the growth rates of Concentrex, Harland concluded that the Projections would not be attainable."

         12. The first sentence of the first full paragraph of the section of the Offer to Purchase entitled "Certain Information Concerning Concentrex -- Cautionary Statements Concerning Forward-Looking Statements" on page 16 is hereby amended and restated to read in its entirety as follows:

                           "Certain matters discussed and statements made herein
                  may constitute forward looking statements."

         13. The third full paragraph of the section of the Offer to Purchase entitled "Certain Information Concerning Concentrex -- Cautionary Statement Concerning Forward-Looking Statements" on page 16 is hereby amended by deleting the last sentence of such paragraph.

         14. The sixth full paragraph of the section of the Offer to Purchase entitled "Certain Information Concerning the Offeror and Harland" on page 17 is hereby amended and restated to read in its entirety as follows:

                           "In June 2000, a wholly owned subsidiary of Harland
                  purchased 100 Shares at a purchase price of $4.375 per Share on the open market using funds from working capital."

         15. The section of the Offer to Purchase entitled "Source and Amount of Funds" on page 18 is hereby amended and restated to read in its entirety as follows:

                           "The Offer is not conditioned upon any financing
                  arrangements. The Offeror estimates that the total amount of funds required to purchase all of the outstanding Shares (on a fully diluted basis) pursuant to the Offer, to repay outstanding indebtedness and to pay fees, expenses and other obligations related to the Offer and the Merger will be approximately $140 million. Of this amount, the Offeror expects approximately $45 million to be used to purchase outstanding shares pursuant to the Offer and to cash out in-the-money options and convertible notes, approximately $83 million to be used to repay outstanding indebtedness and approximately $12 million to be used to pay fees, expenses and other obligations related to the Offer and the Merger. The Offeror plans to obtain all funds needed for the Offer and the Merger through capital contributions or advances made by Harland. Harland currently plans to obtain approximately $40 million of the funds for such capital contributions or advances from cash on hand and the remainder from a new credit facility.

                           SunTrust Bank ("SunTrust") and SunTrust Equitable
                  Securities Corporation ("SunTrust Equitable") have issued to Harland, and Harland has accepted and agreed to, a commitment letter dated July 26, 2000 (the "Commitment Letter") with respect to a $325,000,000 senior revolving credit facility (the "Credit Facility"). Pursuant to the terms of the Commitment Letter, SunTrust has committed to provide financing up to $225,000,000 in the Credit Facility, and SunTrust, together with SunTrust Equitable, have agreed to use their commercially reasonable efforts to arrange a syndicate of lenders prior to and following the initial closing of the Credit Facility to issue commitments to Harland to fund the remaining portion of the Credit Facility. SunTrust Equitable shall manage all aspects of the syndication, in consultation with SunTrust and Harland where commercially reasonable, including the timing of all offers to potential lenders, the allocation of commitments and the determination of compensation and titles given, if any, to such lenders. SunTrust shall be the sole agent with respect to the Credit Facility, and SunTrust shall be the sole arranger with respect to the remaining syndicate.

                           The commitments of SunTrust and SunTrust Equitable
                  are subject to: (i) the preparation, execution and delivery of mutually acceptable loan documentation; (ii) the absence of
                  (A) a material adverse change in the business, condition (financial or otherwise), operations or properties of Harland and its subsidiaries, or affiliates, or (B) any change after July 26, 2000 in loan syndication, financial or capital market conditions generally that in SunTrust Equitable's judgment would materially impair syndication of the Credit Facility;
                  (iii) the accuracy of all representations made by Harland to SunTrust and all information furnished by Harland to SunTrust and Harland's compliance with the terms of the Commitment Letter; (iv) the payment in full of all fees, expenses and other amounts payable in connection with the Credit Facility and (v) the closing of the Credit Facility on or prior to October 12, 2000. The Offer, however, is not conditioned on Harland's receipt of financing.

                           All present and future direct and indirect wholly
                  owned domestic subsidiaries of Harland (including, after consummation of the Merger, Concentrex) under the terms of the Commitment Letter will become guarantors under the Credit Facility. The proceeds from the Credit Facility are expected to be used to refinance existing debt, for the acquisition of Concentrex, for future permitted acquisitions and for working capital and general corporate purposes. The Credit Facility will terminate five years from the closing of the Credit Facility. Under the terms of the Commitment Letter, the Credit Facility will be unsecured, but Harland will agree that it will not pledge any of its assets to other creditors (subject to customary exceptions).

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                                                                    Page 7 of 13


                           Pursuant to the Commitment Letter, Harland will be
                  entitled to select between the following interest rate options: (i) the base rate or (ii) a rate based on LIBOR. The base rate will be equal to the higher of (i) the rate which SunTrust announces from time to time as its prime lending rate or (ii) the federal funds rate plus one-half of one percent per annum. Harland expects the initial interest rate to be approximately 7.75% per annum.

                           Pursuant to the terms of the Commitment Letter,
                  Harland expects to make financial covenants in connection with the Credit Facility with respect to (i) maintenance of total debt to earnings before taxes, depreciation and amortization ("EBITDA") and fixed charge coverage ratios and (ii) maintenance of minimum net worth. Harland will also comply with customary financial reporting requirements.

                           Harland also expects to make affirmative comments,
                  subject to normal exceptions and qualifications, with respect to (i) maintenance of corporate existence, and material patents, trademarks, franchises, and other intellectual property rights; (ii) compliance with laws and regulations;
                  (iii) payment of tax obligations and similar claims; (iv) maintenance of proper books and records; (v) permitting visitation and inspection of properties, examination of books and records, and discussion with officers and accountants;
                  (vi) maintenance of property and insurance; (vii) use of proceeds and compliance with margin regulations; and (viii) notification of creation or acquisition of new subsidiaries and providing of subsidiary guarantees from new wholly owned domestic subsidiaries.

                           In addition, Harland expects to make negative
                  covenants, subject to normal exceptions and qualifications, with respect to (i) restrictions on incurring or permitting to exist indebtedness; (ii) restrictions on granting or permitting to exist liens and security interests; (iii) restrictions on mergers, consolidations, sale of all or substantially all assets of Harland or any subsidiary or the stock of any subsidiary and restrictions on engaging in business other than businesses of the type conducted by Harland and its subsidiaries and businesses reasonably related thereto; (iv) restrictions on investments and acquisitions;
                  (v) restrictions on dividends and other distributions related to common stock and on any repurchase, redemption or defeasance of any common stock of Harland or any options, warrants, or other rights to purchase such common stock, to the extent that a default or event of default exists or would be caused thereby; (vi) restrictions on dispositions of assets; (vii) restrictions on affiliate transactions; (viii) restrictions on agreements that prohibit or limit (A) the amount of dividends or loans that may be paid or made to Harland by any of its wholly owned subsidiaries or (B) the ability of Harland or any of its wholly owned subsidiaries to grant any liens on any of its property; (ix) restrictions on sale/leaseback transactions; (x) restrictions on amendments or modifications to Harland's or any guarantor's organizational documents; (xi) restrictions on change in fiscal year or significant change in accounting practices; and (xii) restrictions against entering into speculative hedging agreements.

                           The definitive documentation is expected to contain
                  conditions precedent, representations and warranties, covenants, events of default and other provisions customary for such financings. Harland expects the financing to close immediately prior to the purchase of the Shares pursuant to the Offer.

                           While the foregoing represents the current intention
                  of Harland and the Offeror with respect to such funds, such financial arrangements may change depending on such factors as Harland and the Offeror may deem appropriate."

         16. The Commitment Letter, a copy of which is attached to this Amendment No. 1 to Schedule TO as Exhibit (b), is incorporated into the Schedule TO by reference.

         17. The first full paragraph of the section of the Offer to Purchase entitled "Background of the Offer; Contacts with Concentrex" on page 19 is hereby amended and restated to read in its entirety as follows:

                           "In late January, 2000, Harland's Chief Executive
                  Officer, Timothy C. Tuff, had a conversation with Concentrex's Chairman and Chief Executive Officer, Matthew W. Chapman. They discussed the business direction of the two companies, potential synergies, and the possibility of a transaction between Harland and Concentrex. The potential synergies discussed included improved financial flexibility, operating synergies in branch automation, cross-selling opportunities from a combined customer base, the creation of a leading integrated financial institution software provider and improved visibility in the investment community. At the conclusion of the conversation, Mr. Chapman stated that Concentrex was committed to an independent path but that he would consider the discussion."

         18. The ninth full paragraph of the section of the Offer to Purchase entitled "Background of the Offer; Contacts with Concentrex" on page 19 is hereby amended and restated to read in its entirety as follows:

                           "On June 5, 2000, Mr. Tuff sent Mr. Chapman a letter
                  expressing Harland's interest in a potential transaction with Concentrex. The letter stated that Mr. Tuff believed that a combination of the software businesses of Harland and Concentrex could significantly benefit both companies. The letter proposed either a transaction whereby Harland would acquire a majority interest in Concentrex in exchange for Harland's software business and an unspecified amount of cash or a transaction whereby Harland acquired all of the outstanding shares of Concentrex at an unspecified premium to the market price. No specific terms or conditions were proposed in the letter. Mr. Tuff proposed a meeting with Mr. Chapman and stated in the letter that Mr. Tuff would contact Mr. Chapman to establish a mutually convenient meeting time and location."

         19. The first full paragraph of the section of the Offer to Purchase entitled "Background of the Offer; Contacts with Concentrex" on page 20 is hereby amended and restated to read in its entirety as follows:

                           "On July 10, 2000, Harland's board of directors
                  discussed the potential acquisition of Concentrex with management team members and approved the negotiation of a definitive agreement, subject to final board approval."

         20. The second full paragraph of the section of the Offer to Purchase entitled "Background of the Offer; Contacts with Concentrex" on page 20 is hereby amended and restated to read in its entirety as follows:

                           "On July 12 through July 14, representatives of
                  Harland and Concentrex met to negotiate the definitive terms of the transaction, including the purchase price. On July 14, 2000, Harland's board of directors formally approved the proposed acquisition, at a tender offer price of $7.00 per Share, subject to finalization of the definitive agreement. Also on July 14, 2000, the board of directors of Concentrex met and (i) determined that the Merger Agreement, the Tender Agreements and the transactions contemplated thereby, including the Offer and the Merger, are, in its opinion, advisable and are fair to, and in the best interests of, the stockholders of Concentrex, (ii) approved the Offer and the Merger and (iii) recommended that stockholders of Concentrex accept the Offer and tender their Shares to the Offeror. On the evening of July 16, 2000, Harland and Concentrex signed a definitive agreement for the purchase by Harland of Concentrex at a tender price of $7.00 per share.

         21. The second full paragraph of the section of the Offer to Purchase entitled "The Merger Agreement and Tender Agreements -- Tender Agreements" on page 28 is hereby amended and supplemented by adding the following:

                           "The Tender Agreements provide that the Tendering
                  Stockholders (i) except as consented to in writing by Harland in its sole discretion, will not, directly or indirectly, sell, transfer, assign, pledge, hypothecate or otherwise dispose of or limit their right to vote in any manner any of the Committed Shares, or agree to do any of the foregoing, and
                  (ii) will not take any action which would have the effect of preventing or disabling the Tendering Stockholders from performing their obligations under the Tender Agreement.

                           In addition, during the term of the Tender
                  Agreements, neither the Tendering Stockholders nor any person acting as an agent of the Tendering Stockholders or otherwise on the Tendering Stockholders' behalf shall, directly or indirectly, solicit, encourage or initiate negotiations with, or provide any information to (except as permitted under the Merger Agreement), any corporation, partnership, person or other entity or group (other than Harland or an affiliate or an associate of Harland) concerning any sale, transfer, pledge or other disposition or conversion of the Committed Shares. The Tendering Stockholders agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties with respect to any of the foregoing. The Tendering Stockholders also agreed to notify the Offeror immediately if any party contacts the Tendering Stockholders following the date of the Tender Agreements (other than the Offeror or an affiliate or associate of the Offeror) concerning any sale, transfer, pledge or other disposition or conversion of the Committed Shares."

         22. The first paragraph of the section of the Offer to Purchase entitled "Certain Conditions of the Offer" on page 31 is hereby amended and restated to read in its entirety as follows:

                           "Notwithstanding any other term of the Offer or the
                  Merger Agreement, the Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Offeror's obligation to pay for or return tendered

                  Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, and may terminate the Offer, if (i) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent a number greater than fifty percent (50%) of the fully diluted Shares (the "Minimum Condition"), (ii) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated, (iii) Tonkon Torp LLP, legal counsel for Concentrex, does not deliver an opinion substantially in the form of Exhibit A to the Merger Agreement or (iv) at any time after the date of the Merger Agreement and prior to the acceptance for payment of the Shares, any of the following conditions exists:"

         23. The first full paragraph of the section of the Offer to Purchase entitled "Certain Conditions of the Offer" on page 32 is hereby amended and supplemented by adding the following as a new first sentence:

                           "The Offeror is not required to pay for, or accept
                  for payment, any of the Shares that have been tendered if any of the conditions listed above are not either satisfied or waived by Harland or the Offeror."

         24. The first full paragraph of the section of the Offer to Purchase entitled "Certain Conditions of the Offer" on page 32 is hereby amended and supplemented by adding the following as a new last sentence:

                           "Subject to applicable rules of the Commission, the
                  Offeror expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares pending receipt of regulatory approvals specified in Section 16 or to comply in whole or in part with applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act. The Offeror will only accept for payment the Shares tendered pursuant to the Offer if all of the other conditions have been satisfied or waived prior to the expiration or termination of the Offer."

         25. The section of the Offer to Purchase entitled "Certain Legal Matters and Regulatory Approvals -- Antitrust" on page 33 is hereby amended and supplemented by adding the following as a new fourth paragraph:

                           "On August 2, 2000, early termination of the 15 day
                  waiting period applicable to the Offer under the HSR Act, was granted by the Federal Trade Commission. The early termination or the expiration of the waiting period under the HSR Act was a condition of the Offer, and such condition has now been satisfied."

         26. The last two sentences of the fourth paragraph of the section of the Offer to Purchase entitled "Certain Legal Matters and Regulatory Approvals" on page 33 are hereby amended and restated to read in their entirety as follows:

                           "On July 14, 2000, prior to the execution of the
                  Merger Agreement, the Board of Directors of Concentrex, approved the Merger Agreement and determined that, in its opinion, each of the Offer and the Merger is advisable and fair to, and in the best interests of, the stockholders of Concentrex. Accordingly, Section 60.825 et seq. are inapplicable to the Offer and the Merger. For a discussion of the reasons for the recommendation by the Board of Directors of Concentrex, see Item 4 of the Schedule

                  14d-9 delivered by Concentrex."

         27. On August 7, 2000, Harland issued a press release, a copy of which is attached to this Amendment No. 1 to Schedule TO as Exhibit (a)(10) and is incorporated into the Schedule TO by reference.

         28. Item 12 of the Schedule TO is hereby amended and supplemented to add subparagraph (a)(10) as follows:

                  "(a)(10)          Press Release issued by Harland on August 7,
                                    2000.
                   (a)(11) Transcript from Harland analyst conference call on July 17, 2000.
                   (a)(12) Excerpts from the transcript from Harland analyst conference call on July 24, 2000 relating to the Concentrex transaction."

         29. Item 12 of the Schedule TO is hereby amended to restate subparagraph (b) in its entirety as follows:

                  "(b) Commitment Letter dated July 26, 2000 from SunTrust Bank and SunTrust Equitable Securities Corporation, together with the related Summary of Terms and Conditions"

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   JOHN H. HARLAND COMPANY
                                   By:   /s/ JOHN C. WALTERS
                                       --------------------------
                                       Name: John C. Walters
                                       Title: Vice President

                                   JH ACQUISITION CORP.
                                   By:   /s/ JOHN C. WALTERS
                                       --------------------------
                                       Name: John C. Walters
                                       Title: Vice President

Date: August 9, 2000

                                  EXHIBIT INDEX

Exhibit No.    Exhibit Name
-----------    ------------
*(a)(1)           Offer to Purchase dated July 21, 2000.
*(a)(2)           Form of Letter of Transmittal.
*(a)(3)           Form of Notice of Guaranteed Delivery.
*(a)(4)           Form of Letter from the Information Agent to Brokers, Dealers,
                  Commercial Banks, Trust Companies and Nominees.
*(a)(5)           Form of Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Nominees.
*(a)(6)           Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.
*(a)(7)           Summary Advertisement as published on July 21, 2000.
*(a)(8)           Press Release issued by Harland on July 17, 2000.
*(a)(9)           Press Release issued by Harland on July 21, 2000.
 (a)(10)          Press Release issued by Harland on August 7, 2000.
 (a)(11)          Transcript from Harland analyst conference call on July 17,
                  2000.
 (a)(12)          Excerpts from the transcript from Harland analyst conference call on July 24, 2000 relating to the Concentrex transaction.
 (b)              Commitment Letter dated July 26, 2000 from SunTrust Bank and
                  SunTrust Equitable Securities, together with the related
                  Summary of Terms and Conditions
*(d)(1)           Agreement and Plan of Merger, dated as of July 17, 2000, by and among John H. Harland Company, JH Acquisition Corp. and
                  Concentrex Incorporated. (Incorporated by reference from Appendix A to the Offer to Purchase filed as Exhibit (a)(1) hereto.)
*(d)(2)           Form of Tender Agreement, dated July 17, 2000, by and among the Tendering Stockholders, John H. Harland Company and JH
                  Acquisition Corp. (Incorporated by reference from Appendix B to the Offer to Purchase filed as Exhibit (a)(1) hereto.)

------------------------------------
* Previously filed.